# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TEMPEST THERAPEUTICS, INC., CIK 0001544227
CUSIP: 87978U207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2000 SIERRA POINT PARKWAY, SUITE 400, BRISBANE, California (CA), 94005
Date of event which requires filing of this statement: 02/03/2026
Filed by CIK 0001931356
Persons authorized to receive notices and communications: Matthew Angel, c/o Tempest Therapeutics, Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane, California (CA), 94005, (415) 798-8589

## Reporting persons
- Matthew Angel (CIK 0001931356): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,837,070; shared voting power 0; sole dispositive power 4,837,070; shared dispositive power 0; aggregate amount beneficially owned 4,837,070 (35.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TEMPEST THERAPEUTICS, INC.
Address of issuer's principal executive offices: 2000 SIERRA POINT PARKWAY, SUITE 400, BRISBANE, California (CA), 94005

## Item 2. Identity and Background
Name of person filing: Matthew Angel (the "Reporting Person")
Residence or business address:
c/o Tempest Therapeutics, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer, President, and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 4,837,070 shares of Common Stock. The shares were acquired pursuant to the Asset Purchase Agreement by and between the Issuer, Erigen LLC, a Delaware limited liability company ("Erigen"), and Factor Bioscience Inc., a Delaware corporation (together with Erigen, "Sellers") dated as of November 19, 2025 (the "Asset Purchase Agreement"), pursuant to which Sellers agreed to sell and transfer to the Issuer certain assets, in exchange for an aggregate purchase price of 8,268,495 shares of common stock of the Issuer, to be issued to Erigen. As described in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission ("SEC") on December 31, 2025, promptly following the closing of the transactions contemplated by the Asset Purchase Agreement (the "Closing"), which occurred on February 3, 2026 (the "Closing Date"), Erigen will dissolve and distribute the Issuer Common Stock received at Closing to the equityholders of Erigen.

The Reporting Person used personal funds to acquire a membership interest in Erigen and ultimately the shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Stock for investment purposes. From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Issuer Common Stock as compensation, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding stock options currently owned by the Reporting Person or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of Issuer Common Stock, options to purchase shares of Issuer Common Stock, and restricted stock units for Issuer Common Stock. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Issuer Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (including by means of Rule 10b5-1 programs);

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person beneficially owns an aggregate of 4,837,070 shares of Common Stock.

The Reporting Person may be deemed to beneficially own 35.9% of the Issuer's outstanding Common Stock which is calculated based upon 13,481,070 shares of Common Stock outstanding immediately following the close of the the asset purchase.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 4,837,070 shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Person has not purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Asset Purchase Agreement

On November 19, 2025, the Issuer executed the Asset Purchase Agreement with Sellers, pursuant to which 8,268,495 shares of Common Stock were issued to Erigen on behalf of both Sellers. Pursuant to the Asset Purchase Agreement, the Issuer has agreed to, within thirty (30) days of the Closing, prepare and file with the SEC a registration statement on Form S-1 or such other form under the Securities Act that may then be available (the "Registration Statement"), with respect to the resale of the Issuer Common Stock issued to Erigen pursuant to the Asset Purchase Agreement. The Issuer shall use reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as reasonably practicable and shall use reasonable best efforts to keep the Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by Erigen or its equityholders (collectively, the "Holders") of the Common Stock covered thereby until such time as (i) all securities covered by the Registration Statement have been resold or (ii) the securities may be resold by the Holders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 promulgated under the Securities Act of 1933, as amended.

Lock-up Agreement

Concurrently with the execution of the Asset Purchase Agreement, Erigen entered into a lock-up agreement with the Issuer (the "Lock-Up Agreement") pursuant to which, subject to specified exceptions, Erigen, on behalf of itself and its permitted transferees, has agreed not to transfer 50% of its shares of Issuer Common Stock for the period commencing upon the Closing and ending 180 days after the date of Closing.

Employment Agreement

In connection with his appointment as President and Chief Executive Officer of the Issuer, Dr. Angel entered into an employment agreement with the Issuer (the "Angel Employment Agreement"), effective as of February 3, 2026. A summary of the key terms of the Angel Employment Agreement is contained in the Company's current Report on Form 8-K filed with the SEC on February 6, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Asset Purchase Agreement by and between Erigen LLC, Factor Bioscience Inc. and Tempest Therapeutics, Inc. dated as of November 19, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer on November 19, 2025).
99.2 Lock-Up Agreement, dated November 19, 2025, by and between Erigen LLC and Tempest Therapeutics, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed by the Issuer on November 19, 2025).

## Signatures
- Matthew Angel: /s/ Matthew Angel, Matthew Angel (02/10/2026)